                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

      [x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

                   For the fiscal year ended DECEMBER 31, 2003

                                       Or

      [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

            For the transition period from ___________ to ___________

            Commission file number 1-12317

      A. Full title of the plan and the address of the plan, if different from
that of the issuer named below       NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the
address of its principal executive office         NATIONAL-OILWELL, INC.
                                                  10000 RICHMOND AVENUE
                                                  6TH FLOOR
                                                  HOUSTON, TEXAS  77042-4200

                              REQUIRED INFORMATION

The National-Oilwell Retirement and Thrift Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

ITEM 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this
Report:

      (a)   Report of Independent Registered Public Accounting Firm

      (b) Statements of Net Assets Available for Benefits - December 31, 2003 and 2002

      (c) Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2003; and

      (d)   Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                   NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 2003

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm...........................................................4

Audited Financial Statements

         Statements of Net Assets Available for Benefits..........................................................5

         Statement of Changes in Net Assets Available for Benefits................................................6

         Notes to Financial Statements............................................................................7

Supplemental Schedule

         Schedule H, Line 4(i) -- Schedule of Assets (Held At End of Year).......................................11

Signature........................................................................................................12

Exhibit Index....................................................................................................13

         Exhibit 23.1 -- Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

The Benefit Plan Administrative Committee
National-Oilwell Retirement and Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the National-Oilwell Retirement and Thrift Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Houston, TX
June 23, 2004

                   National-Oilwell Retirement and Thrift Plan

                 Statements of Net Assets Available for Benefits

                                                             DECEMBER 31
                                                ---------------------------------------
                                                    2003                       2002
                                                ------------               ------------
ASSETS
Receivables:
   Accrued income                               $         --               $        621
   Sales not yet settled                             427,313                         --
                                                ------------               ------------
Total receivables                                    427,313                        621
Investments                                      139,282,854                111,825,776
                                                ------------               ------------
Total assets                                     139,710,167                111,826,397
LIABILITIES
Cash overdraft                                       227,392                     27,016
Purchases not yet settled                            104,791                         --
                                                ------------               ------------
Total liabilities                                    332,183                     27,016
                                                ------------               ------------
Net assets available for benefits               $139,377,984               $111,799,381
                                                ============               ============

See accompanying notes.

                   National-Oilwell Retirement and Thrift Plan

            Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2003
Additions:
   Employer contributions                                      $  9,100,437
   Participant contributions                                      7,731,905
   Participant rollovers                                            616,830
   Investment income                                                816,591
   Net appreciation in fair value of investments                 12,967,187
                                                               ------------
Total additions                                                  31,232,950
Deductions:
   Benefits paid to participants                                  8,765,086
   Corrective distributions                                           4,897
   Administrative expenses                                           63,498
                                                               ------------
Total deductions                                                  8,833,481
Other changes in net assets:
   Transfers from other qualified plans                           5,179,134
                                                               ------------
Net increase                                                     27,578,603
Net assets available for benefits at:
   Beginning of year                                            111,799,381
                                                               ------------
   End of year                                                 $139,377,984
                                                               ============

See accompanying notes.

                   National-Oilwell Retirement and Thrift Plan

                          Notes to Financial Statements

                               December 31, 2003

1. DESCRIPTION OF PLAN

The following description of the National-Oilwell Retirement and Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from National-Oilwell, L.P. (the "Company").

GENERAL

The Plan was established effective April 1, 1987 for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed at least six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective November 1, 2003, the Company merged the Hydralift Holding Inc. 401(k) Retirement Plan and Trust into the Plan. Net assets of approximately $4,447,300 were transferred into the Plan as a result of the merger.

Effective December 1, 2003, the Company merged the Hydralift Inc. 401(k) Plan and Trust into the Plan. Net assets of approximately $731,800 were transferred into the Plan as a result of the merger.

CONTRIBUTIONS

Participants may make both pretax and after-tax contributions to the Plan. Effective January 1, 2003, the Plan was amended to allow pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service ("IRS") limitations. After-tax contributions remain at 1% to 18% of compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. Prior to January 1, 2003, the minimum contribution was 1% of compensation and the maximum contribution was 18% (both pretax and after-tax combined). The Company matches 100% of the first 3% and 50% of the next 2% of each participant's contribution. The Company's discretionary contribution to the Plan, the Employer Retirement Contribution ("Retirement"), is allocated to

                   National-Oilwell Retirement and Thrift Plan participants' accounts based on their years of service. Each participant may direct the trustee to invest both the participant's and the Company's contributions in one or more of the investment options offered by the Plan.

VESTING

Participants are immediately vested in participant and employer contributions and the related earnings which have been credited to their accounts.

BENEFIT PAYMENTS

The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.

PARTICIPANT LOANS

The Plan includes a loan provision that permits participants to borrow up to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments plus interest at prime plus 1% through payroll deductions and are due in one to five-year terms.

ADMINISTRATIVE EXPENSES

Certain administrative expenses are paid from the Plan's assets. All other Plan expenses are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments to participants are recorded upon distribution.

                   National-Oilwell Retirement and Thrift Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Money market funds are stated at cost, which approximates fair value. Investments in common stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective trust funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RISK AND UNCERTAINTIES

The Plan provides for investments in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. INVESTMENTS

Effective October 1, 2003, Wachovia Bank, N.A. ("Wachovia"), was named trustee of the Plan. Prior to October 1, 2003, American Express Trust Company ("AETC") served as the Plan's trustee. Due to certain contractual restrictions, AETC continues to hold the American Express Trust Income Fund II at December 31, 2003. All other Plan assets are held by Wachovia.

                   National-Oilwell Retirement and Thrift Plan

3. INVESTMENTS (CONTINUED)

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                      DECEMBER 31
                                                          -------------------------------------
                                                             2003                      2002
                                                          -----------               -----------
American Express Trust Income Fund II                     $25,307,741               $47,753,497
National-Oilwell common stock                               9,477,778                 9,265,052
Enhanced Stock Market Fund                                 16,239,005                        --
Vanguard Growth Index Fund                                 14,488,029                        --
Vanguard Total International Stock Fund                    10,451,540                        --
Vanguard Balanced Index Fund                                8,169,082                        --
Gartmore Morley Stable Value Fund                          26,941,954                        --
American Express Trust Equity Index Fund II                        --                12,116,031
AIM Balanced Fund                                                  --                 6,435,757
AXP Growth Fund                                                    --                11,052,635
Janus Worldwide Fund                                               --                 7,030,521

During 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common stock                                                                        $   328,930
Common collective trust funds                                                         4,907,061
Mutual funds                                                                          7,731,196
                                                                                    -----------
Net appreciation                                                                    $12,967,187
                                                                                    ===========

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated September 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the IRC.

                   National-Oilwell Retirement and Thrift Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)


                               December 31, 2003
                          EIN: 76-0488987     PN: 001

IDENTITY OF ISSUE, BORROWER,                                                                     CURRENT
  LESSOR, OR SIMILAR PARTY                        DESCRIPTION OF INVESTMENT                       VALUE
--------------------------                     ------------------------------              -----------------
*National-Oilwell, Inc.                        423,782 shares of common stock              $       9,477,778
*Wachovia Bank                                 Enhanced Stock Market Fund                         16,239,005
 Dreyfus Funds                                 Dreyfus Small Cap Stock Index Fund                    881,438
 Dreyfus Funds                                 Dreyfus Midcap Index Fund                           1,010,788
 Principal Investors                           Principal Investors Midcap Value
                                                  Institutional Fund                                 598,491
 Principal Investors                           Principal Investors Midcap Growth
                                                  Institutional Fund                               6,045,869
 Vanguard                                      Vanguard Value Index Fund                           6,065,538
 Vanguard                                      Vanguard Growth Index Fund                         14,488,029
 Vanguard                                      Vanguard Small Cap Value Index Fund                   879,852
 Vanguard                                      Vanguard Small Cap Growth Index Fund                  910,627
 Vanguard                                      Vanguard Total International Stock Index
                                                  Fund                                            10,451,540
 Vanguard                                      Vanguard Balanced Index Fund                        8,169,082
 Vanguard                                      Vanguard Index Fund                                 6,213,329
 Gartmore Morley                               Gartmore Morley Stable Value Fund                  26,941,954
 Evergreen Investments                         Evergreen Money Market Fund                            93,425
*American Express Trust Company                American Express Trust Income Fund II              25,307,741
  Various                                      Self-directed brokerage accounts                       28,321
*Participant loans                             Various maturities and interest rates
                                                  ranging from 5.00% to 11.00%                     5,480,047
                                                                                           -----------------
                                                                                           $     139,282,854
                                                                                           =================

*Party-in-interest

                                    SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                NATIONAL-OILWELL RETIREMENT AND THRIFT PLAN


    June 25, 2004                   /s/Daniel L. Molinaro
---------------------           -----------------------------
        Date                        Daniel L. Molinaro
                                    Member of the National-Oilwell Benefits
                                    Plan Administrative Committee

                                  EXHIBIT INDEX

Exhibit Number         Description
--------------         -----------
   23.1                Consent of Independent Registered Public Accounting Firm